Exhibit 99.1

InterCure Secures NIS 22 Million in Private Placement Financing Led by Leading Pharma-Focused Hedge Funds

●	The funding includes investments commitments from key shareholders of the Company, including the Company’s CEO Alexander Rabinovich, as well as leading pharma-focused hedge funds, including Bennu Pharma Fund Ltd., managed by Mr. Ori Hershkovitz.
●	The funding may increase to NIS 54 million to support the Company’s global expansion, including growing demand in Germany and opportunities in regulated U.S. medical cannabis markets.

NEW YORK & HERZLIYA, Israel, June 22, 2026, InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), today announced that, further to the Company’s prior reports regarding growing demand in Germany and opportunities arising from the recent U.S. federal rescheduling of cannabis, the Company has entered into a binding term sheet providing for funding commitments of NIS 22 million (approximately US$7.4 million), which may increase to NIS 54 million (approximately US$18.6 million) (the “Private Placement”).

The funding includes investment commitments from certain investors, including the Company’s Chief Executive Officer, Mr. Alexander Rabinovich, as well as leading institutional investment funds, including Bennu Pharma Fund Ltd. In the Private Placement, InterCure has agreed to issue to the investors (i) an aggregate of 7,895,143 ordinary shares of the Company, at a purchase price of NIS 2.75 (approximately US$0.94) per ordinary share, representing a premium over the closing price of InterCure’s ordinary shares on the Tel Aviv Stock Exchange on Wednesday, June 17, 2026, which was NIS 2.69 per share (the “Determining Date”), and (ii) warrants (the “Warrants”) to purchase up to an additional 7,895,143 ordinary shares of the Company at an exercise price of NIS 4.125 per share (approximately US$1.41), representing an approximately 53% premium over the closing price of InterCure’s ordinary shares on the Determining Date, which may further increase the proceeds from the private placement up to a total of approximately NIS 54 million (approximately US$18.6 million) if fully exercised for cash. The Warrants will be exercisable for a period of five years from the date of issuance. The securities to be issued in the Private Placement will be subject to applicable restrictions on transfer. The terms of the Private Placement were determined through negotiations between the Company and the investors, based on the closing share price on the Determining Date. The Private Placement is subject to entry into definitive documentation and will be subject to certain closing conditions, including in the case of Mr. Rabinovich’s investment, approval of InterCure’s shareholders.

“This funding represents an important milestone in InterCure’s recovery and growth strategy,” said Alexander Rabinovich, Chief Executive Officer of InterCure. “The participation of certain of our existing shareholders, together with leading pharma-focused investment funds, reflects strong confidence in InterCure’s business model, market position and long-term growth potential. Upon closing, the funding provides us with the resources needed to continue the recovery and expansion of our Nir Oz facility, meet growing demand in Israel and international markets, and accelerate our global expansion strategy, particularly in Germany and other regulated medical cannabis markets. Combined with the additional compensation we expect to receive for war-related damages, we believe this funding strengthens our balance sheet and positions InterCure to return to sustainable growth and profitability while continuing to create value for patients, partners and shareholders.”

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is a leading, profitable, and one of the fastest growing cannabis companies outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Forward-Looking Statements

This press release contains forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements may include, but are not limited to, statements regarding the completion of the Private Placement, the potential exercise of the Warrants, the anticipated use of proceeds, the recovery and expansion of the Nir Oz facility, the Company’s global expansion plans, the anticipated receipt of compensation for war-related damages and the Company’s return to growth and profitability, as well as other statements regarding activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: entry into definitive documentation with respect to the Private Placement, the completion of the conditions required to complete the Private Placement, whether the Warrants are exercised, the Company’s ability to use the proceeds as anticipated, the success of its recovery and expansion plans, the timing and amount of any compensation for war-related damages, the continuing effects of regional hostilities and security conditions in Israel, changes in cannabis laws and regulations and general economic and market conditions. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co